

16012307

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 29 2016
Washington DC
415

SEC FILE NUMBER
8- 67661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMT INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUIT #1729
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD H. KEILEY (219)-629-0727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PLANTE & MORAN, PLLC
(Name – *if individual, state last, first, middle name*)

10 SOUTH RIVERSIDE PLAZA 9TH FL (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, MICHAEL J. PALUMBO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMT INVESTMENTS, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public



OFFICIAL SEAL
TAYLOR STEFFENS
Notary Public - State of Illinois
My Commission Expires Mar 11, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMT Investments, LLC

Contents



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of TMT Investments, LLC

We have audited the accompanying statement of financial condition of TMT Investments, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of TMT Investments, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TMT Investments, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Chicago, Illinois
February 18, 2016

TMT Investments, LLC

Statement of Financial Condition
December 31, 2015

Assets

Assets	
Cash	$ 15,217
Securities owned - At fair value	86,312,673
Leasehold improvements - Net of accumulated amortization of $6,651	28,932
Other	10,000
Total assets	**$ 86,366,822**

Liabilities and Members' Capital

Liabilities	
Payable to broker-dealer - Net	$ 32,980,674
Securities sold short - At fair value	48,002,781
Total liabilities	80,983,455
Members' Capital	5,383,367
Total liabilities and members' capital	**$ 86,366,822**

See Notes to Financial Statements.

Note 1 - Industry Operations

TMT Investments, LLC (the "Company") was formed on February 13, 2007, and commenced operations on April 4, 2008. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Goldman Sachs Execution & Clearing, L.P. (Goldman). The Company's designated self-regulatory organization is the Chicago Board of Options Exchange.

The Company is exempt from Rule 15c3-3 pursuant to FAQ #6 of the "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" issued by the U.S. Securities and Exchange Commission on April 4, 2014. The Company's business activities are limited to proprietary trading and it does not transact business in securities with or for customers and does not carry margin accounts, credit balances, or securities for any person defined as a customer under Rule 17a-5(c)(4) and is exempt from Rule 15c3-3.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and related income and expenses are recorded on a trade date basis. Net trading gains (losses) include realized and unrealized trading gains and losses, commission expense, interest income, interest expense, dividend income and dividend expense. Unrealized gains and losses on open commodity futures and options on futures contracts which are marked to market, are recognized currently in income.

Note 2 - Summary of Significant Accounting Policies (Continued)

Securities Owned and Securities Sold - Not Yet Purchased - Securities owned and securities sold short are presented in the financial statements at fair value. Investments in securities traded on a national securities exchange or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted asked price is used.

Income Taxes - The Company is a limited liability company and is not subject to federal income tax. The Company's members are individually required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company has no uncertain tax positions and is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2012.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurement assumes the transaction to sell the asset or transfer the liability takes place either in the principal market, the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity or, in the absence of a principal market, the most advantageous market to sell the asset or transfer the liability.

GAAP establishes a fair value hierarchy when measuring fair value that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

Note 3 - Fair Value Measurements (Continued)

The Company's investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices in a market that is not active.

Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment's fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment.

The Company primarily seeks to exploit marketplace opportunities through the trading of equity securities and options of publicly-traded companies domiciled in the United States of America, without any particular industry focus. Substantially all of the Company's equity securities and options were valued at the closing prices reported on a national securities exchange as of December 31, 2015.

Note 3 - Fair Value Measurements (Continued)

The following table summarizes by level within the fair value hierarchy the Company's investments as of December 31, 2015:

	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Securities owned:				
Equity securities	$ 57,581,178	$ -	$ -	$ 57,581,178
Listed equity options	28,731,495	-	-	28,731,495
	$ 86,312,673	$ -	$ -	$ 86,312,673
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 31,500,372	$ -	$ -	$ 31,500,372
Listed equity options	16,502,409	-	-	16,502,409
	$ 48,002,781	$ -	$ -	$ 48,002,781

Most of the Company's equity security holdings are U.S. based, and cross a broad base of industries. As the Company typically holds such positions for less than a month and almost fully hedges these positions, management does not believe that any further information regarding the Company's equity security portfolio is meaningful.

Note 4 - Payable to Broker-Dealer

The net amount payable to broker-dealer as of December 31, 2015, consists of the following:

Payable to broker-dealer	$ (33,015,234)
Dividend receivable	36,620
Other	(2,060)
	$ (32,980,674)

Securities owned collateralize amounts payable to the clearing broker and securities sold short.

Note 5 - Derivative Instruments

The Company trades futures and equity options. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2015 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition	
Securities owned -	
Equity options	$ 28,731,495
Securities sold short -	
Equity options	$ (16,502,409)
Statement of Operations	
Trading gains (losses) - Net	
Futures contracts - Equity index	$ -
Equity options	1,443,313
Net derivative gains	$ 1,443,313

For the year ended December 31, 2015, the monthly average number of derivative contracts bought and sold was approximately 60,000 contracts per month.

Note 6 - Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, options, warrants, and futures contracts. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through a clearing broker utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates, and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held, such as options on common stock, provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or take delivery of securities at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

Note 6 - Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

The Company maintains cash at a financial institution, which at times may exceed federally insured limits. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

Note 7 - Members' Capital

The operating agreement of the Company states that the members can admit new members into the organization from time to time, at their sole discretion. No member shall be entitled to a return of his capital contribution except upon unanimous consent of the members or the occurrence of other specific events. All withdrawals are subject to and may be delayed on account of federal securities laws and the rules and regulations promulgated thereunder. Profits shall be allocated among members in accordance with ownership percentages.

Note 8 - Commitments and Contingencies

In the normal course of business, the Company may become subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There were no such matters or indemnifications known to the Company as of December 31, 2015.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $1,337,561, which was $1,237,561 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0016 to 1.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 18, 2016, the date the financial statements were available to be issued.